Exhibit 99.1

25 June 2026

Wise Group plc reports Full Year 2026 Financial Results

New York, NY, June 25, 2026 - Wise Group plc (Nasdaq: WSE; LSE: WISE), the global technology company building the best way to move and manage the world’s money, today announces its Financial Year 2026 results and introduces guidance for FY2027.

Kristo Käärmann, Co-founder and Chief Executive Officer, commented:

“Over the last year we added new licenses, direct connections, launched new product features and added Wise Platform partners as we progressed on our mission. We went live with two new direct connections in Brazil and Japan, gained new license approvals in South Africa, UAE and Thailand, rolled out Assets to Brazil and added partners including Raiffeisen Bank and UniCredit.

“These investments helped us drive even better customer outcomes and support 19 million people and businesses move $243 billion across the world last year. Our customers benefited from our low pricing, with an average take rate of just 52bps, and instant payments, with 75% of our Q4 payments globally completed in under 20 seconds. And with new features and continued global expansion, more people and businesses are also choosing the Wise account for their everyday use. Customer holdings grew 40% in FY26 to $39 billion and card spend grew 37% to $44 billion.

“With $43 trillion moved across borders by people and businesses every year, we remain focused on the opportunity ahead and building ‘the’ network for the world’s money.”

FY26 business highlights

•

Increased competitive advantage through our infrastructure with two new direct connections to domestic payment systems in Brazil and Japan, helping drive reduced costs and increased speeds for our customers

•	Continued our global expansion with new license approvals in South Africa, the UAE and Thailand, enabling more people and businesses to benefit from our products

•	Won new Wise Platform partnerships, including UniCredit, Raiffeisen Bank, MBSB Bank and, in April 2026, Capitec

•	Rolled out our Assets products to Brazil, allowing customers and businesses to earn a return on their holdings

FY26 financial overview

•	21% increase in active customers to 19 million, driving a 31% increase in cross-border volume to $243 billion

•

More customers continue to use Wise for more of their daily financial needs; customers are now holding $39 billion (+40% YoY) through their accounts with Wise (cash and Assets) and last year spent $44 billion on their Wise cards (+37% YoY)

•

Net revenue of $2.5 billion, up 19% YoY, at the top end of our medium-term target of 15-20%, with almost 50% of net revenue from non-cross border revenue, including net interest income, card and other revenue

•	Income before tax of $660.4 million, reflecting a margin[1] of 26%, slightly above our guided range of 20-25% for the medium term

	FY26	FY25	YoY Movement
Active customers (million)	18.9	15.6	21%
Cross-border volume ($ billion)	243.5	185.2	31%
Card spend ($ billion)	43.6	31.9	37%
Customer holdings ($ billion)	39.0	27.8	40%
Net revenue ($ million)	2,502.8	2,098.9	19%
Cross-border take rate (%)	0.52	0.58	-6bps

[1]	Income before tax margin calculated as income before tax as a percentage of net revenue

Outlook and capital allocation strategy

Our focus on customer outcomes generates strong levels of growth, sustainable profits and significant cash flow. This financial strength enables us to maintain robust cash balances and the flexibility required to execute our long-term mission while returning excess capital to our owners.

•

In FY26, we allocated $470 million to purchase a total of 35.9 million shares into the Employee Share Trust (EST) to cover newly issued and the balance of historic share options, in order to eliminate shareholder dilution from historic share options.

•	Today, we are announcing our intention to commence a new share purchase program which we expect to be over $500 million, of which c.40% will be allocated to our recurring EST share purchase program.

The operating leverage in our business model and our ability to balance growth investment with profitability are also reflected in our forward-looking expectations. As of June 25, 2026:

•	We are reiterating our medium term targets

•	Net revenue CAGR of 15-20%, with FY24 as a base year

•

Income before tax margin of 15-20%, including 20% of interest income above the first 1% yield retained. However, until we are substantially able to pay out additional interest to customers, we expect to report an above-target income before tax margin of 20-25%.

•	For FY27 we expect to deliver:

•

Net revenue growth around the middle of our 15-20% medium-term target range on a constant currency basis, assuming no material change in interest paid to customers, and no material changes in central bank rates.

•	Income before tax margin around the top of the 20-25% range.

Earnings call information

Wise will host an earnings call today, June 25, 2026 at 4:30 p.m. Eastern Time to discuss the company’s performance and expectations. Listeners may access the live call via webcast at http://owners.wise.com, where listeners can also access Wise’s earnings press release and slide presentation. Following the call, a webcast will also be made available at the same website for at least 30 days.

Filing of Form 20-F and publishing of U.K. Annual Report

Wise filed today its Annual Report on Form 20-F for the fiscal year ended March 31, 2026 with the U.S. Securities and Exchange Commission (SEC). This can be accessed on the company’s Owner Relations website at http://owners.wise.com and on the SEC’s website at www.sec.gov. Owners may request a hard copy of these materials, free of charge, by writing to owners@wise.com.

In addition, the company published its Annual Report in the U.K. for the same period. The report was uploaded to the Financial Conduct Authority (FCA) National Storage Mechanism and was furnished to the SEC as a Form 6-K, and can also be accessed on the company’s Owner Relations website at http://owners.wise.com.

Enquiries

Martin Adams - Investor Relations

owners@wise.com

Sana Rahman - Communications

press@wise.com

Brunswick Group

Charles Pretzlik / Emily Murphy

Wise@brunswickgroup.com

+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world’s money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world’s money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

FORWARD LOOKING DISCLOSURE DISCLAIMER

This report may include forward-looking statements, which are based on current expectations and projections about future events. These statements may include, without limitation, any statements preceded by, followed by or including words such as “forward looking”, “guidance”, “target”, “believe”, “expect”, “intend”, “may”, “anticipate”, “estimate”, “forecast,” , “project”, “will”, “can have”, “likely”, “should”, “would”, “could” and any other words and terms of similar meaning or the negative thereof. These forward-looking statements are subject to risks, uncertainties and assumptions about Wise and its subsidiaries. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur.

Past performance cannot be relied upon as a guide to future performance and should not be taken as a representation that trends or activities underlying past performance will continue in the future, and the statements in this report speak only as at the date of this report. No representation or warranty is made or will be made that any forward-looking statement will come to pass and there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements.

Wise expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statements contained in this report and disclaims any obligation to update its view of any risks or uncertainties described herein or to publicly announce the results of any revisions to the forward-looking statements made in this report, whether as a result of new information, future developments or otherwise, except as required by law.

Historical quarterly financials

Quarterly	Q1 FY2025	Q2 FY2025	Q3 FY2025	Q4 FY2025	Q1 FY2026	Q2 FY2026	Q3 FY2026	Q4 FY2026
Active Customers (thousand)¹	8,374	8,892	9,047	9,290	9,797	10,440	10,896	11,290
Personal (thousand)	7,962	8,469	8,612	8,838	9,321	9,936	10,354	10,718
Business (thousand)	412	423	435	452	475	504	542	572
Cross-border volume ($ billion)²	41.9	45.7	48.4	49.2	55.0	59.0	63.1	66.5
Personal ($ billion)	30.9	33.9	35.1	35.7	39.7	42.1	44.2	47.0
Business ($ billion)	10.9	11.8	13.3	13.4	15.3	16.9	18.9	19.5
Customer balances ($ billion)³	17.8	19.6	20.3	22.0	24.9	26.4	28.5	30.0
Personal ($ billion)	10.7	12.0	12.3	13.6	15.6	16.7	17.6	18.8
Business ($ billion)	7.1	7.6	8.0	8.4	9.3	9.7	10.9	11.2
Cross-border revenue ($ million)	266.4	270.2	272.6	262.5	286.8	305.0	326.5	338.7
Card and other revenue ($ million)	101.1	120.9	125.4	127.2	138.0	153.4	169.7	175.5
Interest income on customer balances ($ million)	187.3	198.1	190.6	182.3	196.5	202.5	204.5	202.6
Interest expense on customer liabilities ($ million)	(52.1)	(56.6)	(49.0)	(48.0)	(48.0)	(50.4)	(49.5)	(49.0)
Cross-border take rate (%)	0.64%	0.59%	0.56%	0.53%	0.52%	0.52%	0.52%	0.51%
Personal (%)	0.68%	0.64%	0.62%	0.58%	0.57%	0.57%	0.57%	0.56%
Business (%)	0.51%	0.45%	0.42%	0.40%	0.39%	0.39%	0.40%	0.39%

Note: Unaudited numbers

Differences between ‘total’ rows and the sum of the constituent components of personal and business are due to rounding.

The split between personal and business is based on customer selection at onboarding

¹	Total number of unique customers who have completed at least one cross-border transaction in the given period.
²	Cross-border volume only.
³	Customer balances do not include Assets Under Custody which are not recognised on the balance sheet